HUNTINGTON INSURANCE
ATTN:	Vicky Dielman
440 POLARIS PKWY., #400
WESTERVILLE, OH 43082

INSURED:	VALUED ADVISERS TRUST
PRODUCT:	DFIBond
POLICY NO:	70437039
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY

Endorsement No:	5	DFI

Bond Number:	70437039

NAME OF ASSURED: VALUED ADVISERS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Valued Advisers Trust
Angel Oak Multi-Strategy Income Fund (A, C, Institutional Shares)
BRC Large Cap Focus Equity Fund
Cloud Capital Strategic Large Cap Fund [name changed to Cloud Capital Strategic All Cap Fund effective
Jan. 19, 2015]
Cloud Capital Strategic Mid Cap Fund [merged into Cloud Capital Strategic Large Cap Fund effective Jan. 19,
2015]
Dreman Contrarian Small Cap Value Fund (Class A, Retail, Institutional)
Golub Group Equity Fund
Granite Value Fund
Green Owl Intrinsic Value Fund
LS Opportunity Fund
SMI Dynamic Allocation Fund
Sound Mind Investing Balanced Fund [name changed to SMI Conservative Allocation Fund effective Feb. 28,
2015]
Sound Mind Investing Fund
BFS Equity Fund
Dana Large Cap Equity Fund
Cloud Capital Strategic All Cap Fund [effective Jan. 19, 2015]
SMI Conservative Allocation Fund [effective Feb. 28, 2015]

This Endorsement applies to loss discovered after 12:01 a.m. on September 22, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2015

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1